

C. P. POKPHAND CO. LTD.

卜蜂國際有限公司

(Incorporated in Bermuda with limited liability)

Ref : BC/GH/CPP/10/023

BY AIRMAIL

1st March, 2010

SUPPL

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street,
Washington, DC 20549
United States of America





10015377

Attn : International Corporate Finance

Ladies and Gentlemen

RE : C.P. POKPHAND CO. LTD. RULE 12G3-2(b)
EXEMPTION FILE NO. 82-3260

Pursuant to Rule 12g3-2(b)(1)(iii) under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), and on behalf of C.P. Pokphand Co. Ltd. (the "Company"), enclosed are the documents described on Annex A hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on March 16, 1992.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned at (852) 2277 0286 in Hong Kong if you have any questions.

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dlw 3/19

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter (without Annex A) and returning it to the undersigned at C.P. Pokphand Co. Ltd., 21st Floor, Far East Finance Centre, 16 Harcourt Road, Hong Kong in the enclosed self-addressed envelope.

Thank you for your attention to this matter.

Yours faithfully
For and on behalf of
C.P. POKPHAND CO. LTD.



Bessie P S Chan
Company Secretary

Encl

c.c. Ms Joanne Wang - The Bank of New York (w/o encl) (via fax no. 1 212 571 3050)
Ms Kammy Yuen / Ms Anna Jia - The Bank of New York, Hong Kong Branch
(w/o encl) (via fax no. 2877 0863)

File No. 82-3260

Annex A to Letter to the SEC dated 1st March, 2010 of C.P. Pokphand Co. Ltd.

The documents checked below are being furnished to the SEC to supplement information provided with respect to the Company's request for exemption under Rule 12g3-2(b), which exemption was established on March 16, 1992.

Description of Documents

Document : (1) Completion of restructuring involving a very substantial acquisition and connected transactions and (2) changes in board composition, title of certain directors and membership of remuneration committee

Date : 1st March, 2010

Source of requirement : The Listing Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited



C.P. POKPHAND CO. LTD.

(Incorporated in Bermuda with limited liability)

(Stock Code: 43)

(1) COMPLETION OF RESTRUCTURING INVOLVING A VERY SUBSTANTIAL ACQUISITION AND CONNECTED TRANSACTIONS AND FINANCIAL ASSISTANCE CONSTITUTING A MAJOR AND CONNECTED TRANSACTION

AND

(2) CHANGES IN BOARD COMPOSITION, TITLE OF CERTAIN DIRECTORS AND MEMBERSHIP OF REMUNERATION COMMITTEE

The Board is pleased to announce that the completion of the Acquisition has taken place on 28 February 2010 and changes in the Board composition, the title of certain Directors and the membership of the remuneration committee of the Company have taken effect on the same day.

Reference is made to the circular of C.P. POKPHAND CO. LTD. (the "Company") dated 31 December 2009 (the "Circular") in relation to, among other things, the Acquisition. Unless the context otherwise requires, capitalized terms used herein shall have the same meanings as defined in the Circular.

(I) COMPLETION OF ACQUISITION

The Board is pleased to announce that the completion of the Acquisition has taken place on 28 February 2010 and the Restructured CPI Group is now part of the New CPP Group.

(II) CHANGES IN BOARD COMPOSITION

The Board announces that the following changes in the composition of the Board and the title of some of the Directors have taken effect as of 28 February 2010:

A. Changes in title

1. Mr. Sumet Jiaravanon, who was an executive Director and Chairman of the Company, continues to be an executive Director but his title of Chairman has changed to Honorary Chairman.

2. Mr. Dhanin Chearavanont, who was an executive Director and Executive Chairman of the Company, continues to be an executive Director but his title of Executive Chairman has changed to Chairman.

3. Mr. Thanakorn Seriburi, who was an executive Director and Executive Vice Chairman and Chief Executive Officer of the Company, continues to be an executive Director but his title of Executive Vice Chairman and Chief Executive Officer has changed to Vice Chairman and Chief Executive Officer (Industrial Division).

4. Mr. Meth Jiaravanont, who was an executive Director and Executive Vice Chairman of the Company, continues to be an executive Director but his title of Executive Vice Chairman has changed to Vice Chairman.

5. Mr. Soopakij Chearavanont, who was an executive Director, continues to be an executive Director but has also been appointed as Vice Chairman.

6. Mr. Pang Siu Chik, who was an executive Director and Chief Financial Officer of the Company, continues to be an executive Director and Chief Financial Officer but his Chinese title of 首席財會長 has changed to 財務總監.

B. Appointment of New Directors

1. Mr. Anan Athigapanich has been appointed as executive Director and Vice Chairman of the Company.

2. Mr. Damrongdej Chalongphuntarat has been appointed as executive Director and Vice Chairman of the Company.

3. Mr. Bai Shanlin has been appointed as executive Director and Chief Executive Officer (Feed Division) of the Company.

Particulars of the newly appointed executive Directors of the Company ("New Directors") are set out below:

Mr. Anan Athigapanich, aged 58, obtained a bachelor's degree in Agriculture from Sukhothai Thammatirat University, Bangkok, Thailand and received his Doctor of Agriculture Management from Maejo University, Thailand. He joined the Charoen Pokphand Group in 1977 and is currently the vice chairman of the Restructured CPI Group, responsible for the operation of its feedmill business in Jiangsu, Zhejiang, Yunnan, Guangxi, Fujian and Jiangxi. Mr. Athigapanich also holds directorships in several members of the New CPP Group. He has extensive experience in the management of agribusiness operations. Mr. Athigapanich had previously served as executive Director and Executive Vice Chairman of the Company from 2005 to 2008.

There is no service contract entered into between Mr. Athigapanich and the Company. He has not been appointed for a specific term but shall be subject to retirement by rotation and re-election in accordance with the Bye-Laws. His emolument will be determined with reference to his duties and responsibilities within the New CPP Group. The Company will disclose the emolument of Mr. Athigapanich in its annual report once the amount of his emolument has been determined.

Mr. Damrongdej Chalongphuntarat, aged 57, obtained a degree in Commerce from Assumption Commercial College, Bangkok, Thailand. He joined the Charoen Pokphand Group in 1974 and is currently the vice chairman of the Restructured CPI Group, responsible for the operation of its feedmill business in Sichuan, Chongqing, Hubei, Hunan and Anhui. Mr. Chalongphuntarat also holds directorships in several members of the New CPP Group. He has extensive experience in the management of agribusiness operations. Mr. Chalongphuntarat had previously served as executive Director and Chief Executive Officer of the Company from 2005 to 2008.

There is no service contract entered into between Mr. Chalongphuntarat and the Company. He has not been appointed for a specific term but shall be subject to retirement by rotation and re-election in accordance with the Bye-Laws. His emolument will be determined with reference to his duties and responsibilities within the New CPP Group. The Company will disclose the emolument of Mr. Chalongphuntarat in its annual report once the amount of his emolument has been determined.

Mr. Bai Shanlin, aged 50, obtained a Professional Diploma in Animal Science, Gansu College of Animal Husbandry, the Governmental Exchange Specialist in Agricultural Management from the Australian Ministry of Foreign Affairs and a Specialist Certificate in Livestock Management in the PRC. He joined the Charoen Pokphand Group in 1991 and is currently the vice chairman of the Restructured CPI Group, responsible for the operation of its feedmill business in Xinjiang, Ningxia, Gansu, Shaanxi, Shanxi and Neimenggu. Mr. Bai also holds directorships in several members of the New CPP Group. He is also a part time professor honored by Agricultural University of Gansu and People's University of China. Mr. Bai has extensive experience in the management of agribusiness operations. He had previously served as executive Director and Chief Operating Officer of the Company from 2005 to 2008.

There is no service contract entered into between Mr. Bai and the Company. He has not been appointed for a specific term but shall be subject to retirement by rotation and re-election in accordance with the Bye-Laws. His emolument will be determined with reference to his duties and responsibilities within the New CPP Group. The Company will disclose the emolument of Mr. Bai in its annual report once the amount of his emolument has been determined.

As at the date of this announcement and saved as disclosed above, each of the New Directors confirms that (i) he does not hold any other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas nor had other major appointment and professional qualifications, (ii) he does not have any relationship with any Directors, senior management, substantial or controlling shareholders of the Company, (iii) he does not have any interest in the shares of the Company within the meaning of Part XV of the SFO, (iv) he does not hold any other positions with the New CPP Group, and (v) there is no information which is required to be disclosed pursuant to Rule 13.51(2) (h) to (v) of the Listing Rules and there are no other matters that need to be brought to the attention of the Shareholders in relation to his appointment.

C. Resignation

Mr. Benjamin Jiaravanon has resigned as an executive Director due to re-assignment of work and has confirmed that he has no disagreement with the Board and there are no other matters relating to his resignation that needs to be brought to the attention of the Shareholders.

The Board would like to take this opportunity to express its appreciation for the effort of Mr. Benjamin Jiaravanon and his valuable contribution to the CPP Group during their tenure of office, and extend its warmest welcome to the New Directors for accepting the positions on the Board.

(III) CHANGES IN REMUNERATION COMMITTEE MEMBERS

The Board also announces that with effect from 28 February 2010, Mr. Damrongdej Chalongphuntarat has been appointed and Mr. Meth Jiaravanont has resigned as a member of the remuneration committee of the Company.

On behalf of the Board
Robert Ping-Hsien Ho
Director

Hong Kong, 1 March 2010

As at the date of this announcement, the Board comprises fourteen executive Directors, namely, Mr. Sumet Jiaravanon, Mr. Dhanin Chearavanont, Mr. Thanakorn Seriburi, Mr. Meth Jiaravanont, Mr. Soopakij Chearavanont, Mr. Anan Athigapanich, Mr. Damrongdej Chalongphuntarat, Mr. Bai Shanlin, Mr. Nopadol Chiaravanont, Mr. Chatchaval Jiaravanon, Mr. Narong Chearavanont, Mr. Suphachai Chearavanont, Mr. Robert Ping-Hsien Ho and Mr. Pang Siu Chik, and three independent non-executive Directors, namely, Mr. Ma Chiu Cheung, Andrew, Mr. Sombat Deo-isres and Mr. Sakda Thanitcul.